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                           UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549

                            FORM 12b-25

                    NOTIFICATION OF LATE FILING

  (Check  One);  [x ]Form  l0-K [ ]Form  20-F [ ]Form  11-K [ ]Form l0-Q [ ]Form
N-SAR

                 For Period Ended: December 31, 1997___________
                 Transition Report on Form 1O-K
                 Transition Report on Form 20-F
                 Transition Report on Form 11-K
                 Transition Report on Form 1O-Q
                 Transition Report on Form N-SAR
                    For the Transition Period Ended: ___________________

                    Read Instruction (on back page) Before Preparing Form. Please Print or Type.
  Nothing in this form shall be construed to imply that the Commission has certified any information contained herein.

  If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:



  PART I - REGISTRANT INFORMATION

  Full Name of Registrant
               NRG, Inc.

  Former Name if Applicable


  Address of Principal Executive Office (Street and Number)

        Suite 310, 4433 W. Touhy Avenue
  City, State and Zip Code
          Lincolnwood, IL 60646
  PART II - RULES 12b-25(b) AND (c)

  If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

               (a) The reasons described in reasonable detail in Part Ill of this form could not be eliminated without unreasonable effort or expense;
               (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form
         20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form l0-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
               (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.



  PART III- NARRATIVE

  State below in reasonable detail the reasons why the Form 10-K, 11-K, l0-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period.
  (Attach Extra Sheets if Needed)

     NRG, Inc.'s Annual Report on Form 10-K could not be finalized owing to temporary unavailability of corporate records during the relocation of its executive offices.






                    PART IV - OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification
  Clyde Wm. Engle_____            847-675-2800_________________
--------------------
  (Name)  (Area Code)             (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities
  Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such
  reports) been filed? If answer is no, identify report(s).    [X] Yes [ ]
No


     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  [ ]Yes [X ]No

        If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



                              NRG, Inc.


            (Name of registrant as Specified in Charter)

  has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

  Date _March 31,1998_______          By_Clyde Wm. Engle, President

    INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative=s authority to sign on behalf of the registrant shall be filed with the form.

                              ATTENTION
    Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

     This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the
     Securities Exchange Act of 1934.

    2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

    3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

    4. Amendments to the notifications must also be filed on form 12b-25 but need not restate in formation that has been correctly furnished. The form shall be clearly identified as an amended notification.

      This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties.
      Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.